UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2022
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-13881

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MARRIOTT INTERNATIONAL, INC. PUERTO RICO RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MARRIOTT INTERNATIONAL, INC.
7750 Wisconsin Avenue
Bethesda, Maryland 20814

MARRIOTT INTERNATIONAL, INC. PUERTO RICO RETIREMENT PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2022 AND 2021

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee of

MARRIOTT INTERNATIONAL, INC. PUERTO RICO RETIREMENT PLAN

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Marriott International, Inc. Puerto Rico Retirement Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2022 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mayer Hoffman McCann P.C.

We have served as the Plan's auditor since 2019.

Phoenix, Arizona
June 22, 2023

MARRIOTT INTERNATIONAL, INC.
PUERTO RICO RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2022 AND 2021

	December 31
	2022	2021
Assets
Investments, at fair value	$16,479,062	$18,377,776

Receivables:
Notes receivable from participants	31,300	80,436
Total assets	16,510,362	18,458,212

Liabilities
Accounts payable	3,961	17,750
Excess contributions payable	35,883	—
Total liabilities	39,844	17,750

Net assets available for benefits	$16,470,518	$18,440,462

The accompanying notes are an integral part of these financial statements.

MARRIOTT INTERNATIONAL, INC.
PUERTO RICO RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2022

Additions:
Interest and dividends	$240,846
Interest income on notes receivable from participants	2,929
Participant contributions	1,433,787
Marriott International, Inc. contributions	460,387
Total additions	2,137,949

Deductions:
Net depreciation in fair value of investments	2,428,313
Benefits paid to participants	1,592,125
Administrative expenses	87,455
Total deductions	4,107,893

Net decrease	(1,969,944)
Net assets available for benefits at beginning of year	18,440,462
Net assets available for benefits at end of year	$16,470,518

The accompanying notes are an integral part of these financial statements.

MARRIOTT INTERNATIONAL, INC.
PUERTO RICO RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021

NOTE 1:	DESCRIPTION OF THE PLAN
The following description of the Marriott International, Inc. Puerto Rico Retirement Plan (“the Plan”), provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan was established on June 1, 1998 as a profit-sharing plan with a cash or deferred arrangement intended to qualify under Sections 1165(a) and (e) of the Puerto Rico Internal Revenue Code of 1994 (the “1994 Code”). The Plan is sponsored by Luxury Hotels International of Puerto Rico, Inc., (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The record-keeper and custodian, Alight and Northern Trust Corporation, respectively, have been appointed by the Plan’s Trustee, Oriental Bank and Trust, to hold, control, manage and administer the assets of the Plan.

Beginning January 1, 2021, Marriott Company Stock Fund (the “Stock Fund”) was offered as an investment option in the Plan. The Stock Fund invests in the Marriott International, Inc. common stock securities.

Contributions

Contributions to the Plan come from employee salary reduction contributions and employer matching contributions. If an employee elects to participate in the Plan, contributions may be made through salary deferrals between 1% and 80% of eligible earnings in any plan year, subject to certain limitations. The Company makes matching contributions equal to 40% of the first 7% of the eligible earnings contributed to the Plan by participants, on a payroll period basis.

Eligible employees may also contribute rollover amounts to the Plan, representing eligible rollover distributions from other eligible retirement plans. For the year ended December 31, 2022 there were no rollovers into the Plan.

Participant Accounts

Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution (if any), and the applicable earnings or losses for the investments selected by the participant, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit in the participant’s vested account.

Forfeitures

Participants who terminate employment before becoming fully vested will forfeit the nonvested portion of their matching account balances unless resuming employment before incurring a five-year break in service. Forfeitures may be used to reduce Company contributions or pay plan expenses. During 2022, $4,776 of forfeitures were utilized to pay plan expenses. As of December 31, 2022 and 2021, cumulative forfeitures not utilized by the Plan totaled $0 and $4,776, respectively.

Eligibility

An employee is eligible to participate in the Plan if the employee is non-union and has completed at least 1,000 hours of service within one twelve-month period of service.

Vesting

Participants are immediately vested in their own contributions and the investment earnings thereon. Beginning January 1, 2018, participants are 100% vested after completing two years of service with respect to matching contributions made by the Company and related earnings. Prior to January 1, 2018, employer matching contributions and earnings thereon are vested according to the following schedules.

Years of Service	Vested Percentage
1	0%
2	20%
3	40%
4	60%
5	80%
6	100%
Investments
Upon enrollment in the Plan, a participant may allocate employer and employee contributions to any of the available investment options. Participants may change their investment options on a daily basis, subject to any trading restrictions imposed by individual investment funds.

Notes Receivable from Participants
Effective April 1, 2018, participant loans are no longer permitted in the Plan. Prior to April 1, 2018, participants could borrow up to 50% of their rollover and employee elective account balances with a minimum loan request of $500 and a maximum of $50,000, reduced by the highest loan balance in the last 12-month period. Loan terms ranged from 1-4 years, or up to 15 years for the purchase of a primary residence. Outstanding loans are secured by the balance in the participant’s account and bear interest at prime rate as of the last business day of the prior calendar quarter as published by the Wall Street Journal plus 200 basis points, except that for the loans issued in the third quarter of 2016, the loans bore interest at the prime rate as of the last business day of the prior calendar quarter as published by the Wall Street Journal plus 100 basis points. Principal and interest are repaid through payroll deductions.

Payment of Benefits
A participant can take a distribution from the Plan upon termination of service, death, disability, or attainment of age 59 1/2, and other situations as detailed by the Plan Document.

Expenses
To the extent not paid by the Company, certain administrative and all investment expenses are paid by the Plan and then allocated to participants based on account balances.

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation of and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are recorded at principal less repayments plus accrued interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 and 2021. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.

Excess Contributions Payable

Excess contributions payable is a result of the required non-discrimination test for year ended December 31, 2022. The excess contributions were recorded as part of the liability in the statement of net assets available for benefits and with a corresponding reduction to participant contributions in the statement of changes in net assets available for benefits. The Plan distributed the 2022 excess contributions to the applicable participants prior to April 30, 2023.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in the "Net depreciation in fair value of investments" caption of the Statement of Changes in Net Assets Available for Benefits.

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate or amend the Plan subject to the Plan Document. In the event of Plan termination, participants will become 100% vested in their accounts, to the extent required by law.

NOTE 3:	FAIR VALUE MEASUREMENTS

Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1”), the next priority to quoted values based on observable inputs (“Level 2”), and the lowest priority to values based on unobservable inputs (“Level 3”). The three levels of the fair value hierarchy under ASC 820 are briefly described below:

Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2:    Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in active markets
•Inputs other than quoted prices that are observable for the asset or liability; and
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies from December 31, 2021 to December 31, 2022.

Cash and Cash Equivalents: Cash and cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Common Stock: Securities are priced at the closing price reported on the active market on which individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trust: Valued at the NAV of units of a bank collective trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The Marriott Company Stock Fund (the “Stock Fund”) is tracked on a unitized basis. The Stock Fund consists of Marriott International, Inc. common stock, funds held in the Northern Trust Company Collective Short-Term Investment Fund sufficient to meet the Stock Fund’s daily cash needs, as well as interest and dividends receivable. Unitizing the Stock Fund allows for daily trades. The value of a unit reflects the combined market value of Marriott International, Inc. common stock, valued at its quoted market price, and the cash investments and receivables held by the Stock Fund. At December 31, 2022, 136,673 units were outstanding with a value of $11.65 per unit. At December 31, 2021, 129,764 units were outstanding with a value of $12.87 per unit.

Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements at December 31, 2022 and 2021:

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$13,389	$—	$—	$13,389
Mutual funds	14,889,077	—	—	14,889,077
Common Stock - Marriott International, Inc.	1,576,596	—	—	1,576,596
Total assets in the fair value hierarchy	16,479,062	—	—	16,479,062
Investment measured at net asset value(a)				—
Total investments at fair value				$16,479,062

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$22,491	$—	$—	22,491
Mutual funds	$16,684,697	—	—	$16,684,697
Common Stock - Marriott International, Inc.	1,648,434	—	—	1,648,434
Total assets in the fair value hierarchy	18,355,622	—	—	18,355,622
Investment measured at net asset value(a)				22,154
Total investments at fair value				$18,377,776

(a)In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

There were no Level 3 investments at December 31, 2022 and 2021.
Certain prior year amounts have been reclassified for consistency with the current year presentation.

NOTE 4:	PARTY-IN-INTEREST
The Plan may, at the discretion of Plan participants, invest an unlimited amount of its assets in securities issued by the Marriott International, Inc. The Plan through the Stock Fund held 10,589 and 9,976 shares of common stock of Marriott International, Inc. as of December 31, 2022, and 2021, respectively. There were dividends of $10,839 on Marriott International, Inc. common stock for the year ended December 31, 2022. The closing share price as listed on the Nasdaq stock exchange as of December 31, 2022, and 2021 was $148.89 and $165.24, respectively.

NOTE 5:	RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 6:	INCOME TAX STATUS
The Plan obtained its most recent determination letter on December 21, 2021, from the Treasury Department of the Commonwealth of Puerto Rico (the “Treasury Department”). The letter was received in response to amendments made to the Plan effective January 1, 2021 and April 27, 2021. The Treasury Department stated that the Plan is in compliance with the applicable requirements of the Code and that such amendments will not affect in any way the ruling issued on behalf of the aforesaid plan on May 11, 2004.

NOTE 7:    RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

December 31,
2022
Net assets available for benefits as reported in financial statements	$16,470,518
Loans deemed as distribution for financial statements reporting purposes	64,806
Deemed distributions during the year for Form 5500 purposes	(60,924)
Net assets available for benefits as reported in Form 5500	$16,474,400

The following is a reconciliation of benefits paid to participants as reported in the financial statements to the Form 5500 for the year ended December 31, 2022:

Benefits paid to participants as reported in the financial statements	$1,592,125
Loans deemed as distribution for the purpose of financial statement reporting purposes	(64,806)
Net deemed distributions during the year for Form 5500 purposes	60,924
Benefits paid to participants as reported in the Form 5500	$1,588,243

The following is a reconciliation of notes receivable from participants as reported in the financial statements to the Form 5500:

December 31, 2022
Notes receivable from participants per financial statements	$31,300
Loans deemed as distribution for the purpose of financial statements	64,806
Net deemed distributions during the year for the Form 5500 purposes	(60,924)
Notes receivable from participants per Form 5500	$35,182

The following is a reconciliation of the change in net assets available for benefits as reported in the financial statements to the Form 5500 for the year ended December 31, 2022:

Net decrease in net assets available for benefits as reported in the financial statements	$(1,969,944)
Change in loans deemed as distribution for financial statements reporting purposes	64,806
Change in net deemed distributions during the year for the Form 5500 purposes	(60,924)
Net decrease in net assets available for benefits as reported in the Form 5500	$(1,966,062)

NOTE 8:	SUBSEQUENT EVENTS

The Plan has evaluated events subsequent to December 31, 2022 and through June 22, 2023, the date the financial statements were available to be issued, and determined that there were no events that require adjustments to these financial statements.

Marriott International, Inc. Puerto Rico Retirement Plan
EIN: 74-3052234; Plan No.: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value

	Mutual fund	Dodge & Cox Stock Income Fund		$912,096
	Mutual fund	Dodge & Cox Stock Fund		1,161,361
	Mutual fund	EuroPacific Growth Fund		480,368
	Mutual fund	Invesco Van Kampen Equity & Income Fund		5,961,733
	Mutual fund	American Beacon Small Cap		553,892
	Mutual fund	SSgA S&P 500 Index Fund		1,884,137
	Mutual fund	T. Rowe Price Mid-Cap Growth Fund		1,035,602
	Mutual fund	T. Rowe Price Large Cap Growth Fund		782,812
	Mutual fund	Vanguard Treasury Money Market Fund		2,117,076
*	Common Stock	Marriott Company Stock Fund		1,589,985
*	Collective investment trust	Collective Short-term Investment Fund		—
				16,479,062
	Participant loans	Interest rates ranging from 4.25% to 6.5% with various maturities		35,182
				$16,514,244

* Party-in-interest to the Plan
**Cost information not required
See Report of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARRIOTT RETIREMENT SAVINGS PLAN

Dated: June 22, 2023	/s/ Thaddeus Shepherd
Plan Administrator